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                                EXHIBIT 3(a)

                  AMENDMENT TO CERTIFICATE OF INCORPORATION

     RESOLVED, That Article FOURTH of the Certificate of Incorporation of the Company be partially amended in that the first paragraph shall be amended as follows:

     FOURTH: 1. The total number of shares of all classes of capital stock which the corporation shall have authority to issue is FORTY-FOUR MILLION (44,000,000) shares, of which FOUR MILLION (4,000,000) shares shall be preferred stock of the par value of $1.00 per share (hereinafter called "Preferred Stock") and FORTY MILLION (40,000,000) shares shall be shares of common stock of the par value of fifty cents per share (hereinafter called "Common Stock") which shall be divided into two classes as follows:

     (a) THIRTY-EIGHT MILLION (38,000,000) shares of Class A Common Stock, and

     (b) TWO MILLION (2,000,000) shares of Class B Common Stock.